SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

________________________

SCHEDULE 13G/A

INFORMATION STATEMENT PURSUANT TO RULES 13d-l AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

SCIO DIAMOND TECHNOLOGY CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

808831101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101	13G/A	Page 2 of 5

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Edward S. Adams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,790,000
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 1,790,000
	8	SHARED DISPOSITIVE POWER 2,000,000
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,000*†

* Pursuant to a settlement agreement (the “Settlement Agreement”) entered into in June 2014 by the Issuer, Edward S. Adams, and various other parties, Mr. Adams transferred 500,000 shares of Common Stock to the Issuer for cancellation and 500,000 shares of Common Stock to other parties to the Settlement Agreement. Additionally, in September 2014, Mr. Adams transferred an aggregate of 600,000 shares of Common Stock to two individuals, in each case in satisfaction of certain obligations owed by Mr. Adams.

† 2,000,000 shares are owned by Mr. Adams’ wife, for which Mr. Adams disclaims beneficial ownership.

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%** **Percentage was calculated based on 52,991,811 outstanding common shares of the issuer as of 11/10/2014.
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 808831101	13G/A	Page 3 of 5

Item 1	(a)	Name of Issuer:
Scio Diamond Technology Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:
411 University Ridge, Suite D Greenville, South Carolina 29601

Item 2	(a)	Name of Person Filing:
Edward S. Adams

Item 2	(b)	Address of Principal Business Office or, if None, Residence:
Adams Grumbles, LLP 287 E. 6th Street, Suite 140 St. Paul, MN 55101

Item 2	(c)	Citizenship:
United States

Item 2	(d)	Title of Class of Securities:
Common Shares

Item 2	(e)	CUSIP Number:
808831101

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).
		☐	If this statement is filed pursuant to Rule 13d-1(c), check this box.

CUSIP No. 808831101	13G/A	Page 4 of 5

Item 4	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.
(a)	Amount beneficially owned:
See Item 9 on the cover page

(b)	Percent of class:
See Item 11 on the cover page

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

See Items 5-8 on the cover page

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

CUSIP No. 808831101	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/13/2015
(Date)
/s/ Edward S. Adams
Edward S. Adams